Exhibit 99.(4)(b)(viii)

MUTUAL OF AMERICA LIFE INSURANCE COMPANY

[320 PARK AVENUE NEW YORK NY 10022-6839 • 212 224 1600]
(hereafter called the “Company”)

Designated Roth Rollover Amendment

individual retirement annuity contract IRA-2004 issued by the Company is hereby amended, effective as of the later of January 1, 2006 or the Effective Date of the Contract, as follows:

1.          Subsection (a) (iii) of the Contributions provision of Section 3 of the Contract is deleted and replaced with the following:

(iii) “Qualified Rollover Contribution” means a rollover contribution from another ROTH IRA, a Designated Roth Account, or from a non-ROTH IRA that meets the requirements of Section 408 (d)(3) of the Code, except that the limit to one rollover per year in Section 408(d)(3)(B) of the Code does not apply if the rollover is from a non-ROTH IRA.

(1)      A rollover from a SIMPLE IRA during the first two years since the Owner began to participate in the SIMPLE IRA plan is not a Qualified Rollover Contribution.

(2)      A rollover from a non-ROTH IRA is not a Qualified Rollover Contribution if, for that taxable year, the Owner is: (I) married and files a separate federal income tax return; or (II) the Owner is single and has Modified AGI in excess of $100,000; or (Ill) the Owner is married and files a joint federal income tax return and the Owner and the Owner’s spouse have Modified AGI in excess of $100,000. For purposes of the preceding sentence, if the Owner is married but the Owner and the Owner’s spouse live apart at all times during a taxable year and file separate federal income tax returns for that taxable year, then for that taxable year the Owner (and the Owner’s Spouse) is not treated as married.

2.   The following subsection (a) (vi) is added to the Contributions provision of Section 3 of the Contract:

(vi) “Designated Roth Account” means a Roth account described in Section 402A of the Code.

This amendment is executed at New York, New York.

/s/ Kevin Brady
Vice President